UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park, Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐ No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

March 17, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
Street address:
Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este

Mailing address: P.O. Box 0819-08730
Panama City, Republic of Panama

March 9, 2016

Dear Common Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders (the “Annual Meeting”) of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) to be held at the Hilton Panama Hotel, Balboa Avenue and Aquilino de la Guardia Street, Panama City, Republic of Panama, on Wednesday, April 13, 2016, at 10:30 a.m. (Panama time).

At the Annual Meeting, the holders of the shares of all classes of the Bank’s common stock will be asked to vote:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015 (Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2016 (Proposal 2);

3)	to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock and three directors to represent the holders of the class E shares of the Bank’s common stock, each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

Proposals 1, 2, 3 and 4 are more fully described in the attached Proxy Statement. Also attached are a Notice of the Annual Meeting and a proxy card. Copies of the Bank’s 2015 Annual Report, which includes its consolidated financial statements for the fiscal year ended December 31, 2015, may be obtained by writing to Mr. Christopher Schech at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, or by visiting the Investor section of the Bank’s website at http://www.bladex.com.

Important notice to beneficial shareholders of class E shares who hold their shares through a broker rather than directly in their own name: In accordance with the New York Stock Exchange (“NYSE”) rules, your broker will not be able to vote your shares with respect to any non-routine matters (including the election of directors) if you have not given your broker specific instructions to do so. There are two routine matters to be voted on at the Annual Meeting: the approval of the audited consolidated financial statements for the fiscal year ended December 31, 2015 and the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2016. The election of directors and the advisory vote on executive compensation are matters considered non-routine under applicable rules.

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A broker or other nominee cannot vote without instructions on non-routine matters, and therefore broker non-votes may exist in connection with such proposals. Most of our outstanding shares are held in this manner, so it is important that you submit a vote. We strongly encourage you to vote. Please vote as soon as possible, even if you plan to attend the Annual Meeting in person.

To ensure that you are properly represented at the Annual Meeting as a shareholder, we ask that you please read and complete the enclosed materials promptly, and that you duly sign and date the proxy card with your vote. Class E shareholders shall have the option to use the Internet, telephone, or mail to vote their proxy in accordance with the instructions provided in their proxy cards. Should you attend the Annual Meeting in person, you will be able to vote in person if you so desire, regardless of whether you sent a proxy card.

The Board of Directors of the Bank (the “Board”) requests that you vote FOR the proposals as set forth in the proxy card. Your vote and support are important to the Bank.

On behalf of the Board, we thank you for your cooperation and continued support, and look forward to seeing you in Panama on Wednesday, April 13, 2016.

Sincerely,

Gonzalo Menéndez Duque
Chairman of the Board of Directors

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 13, 2016

NOTICE IS HEREBY GIVEN to all holders of the issued and outstanding shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A., a Panamanian corporation (hereinafter called the “Bank”), as of the record date set forth below, that the 2016 Annual Meeting of Shareholders (such meeting, including any postponements or adjournments thereof, hereinafter referred to as the “Annual Meeting”) of the Bank will be held at Hilton Panama Hotel, Balboa Avenue and Aquilino de la Guardia Street , Panama City, Republic of Panama, at 10:30 a.m. (Panama time), on Wednesday, April 13, 2016.

The Annual Meeting will be held for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015 (Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2016 (Proposal 2);

3)	to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock, each to serve a three-year term (Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

The Board has fixed the close of business on March 7, 2016 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting. The presence (in person or by proxy) of holders representing at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting generally. In addition, the presence (in person or by proxy) of holders representing at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting scheduled to be held on Wednesday, April 13, 2016, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 14, 2016, at the same location. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

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Shareholders are requested to complete, date and sign the enclosed proxy card and return it promptly in the envelope provided, even if they expect to attend the Annual Meeting in person. Class E shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. If shareholders attend the Annual Meeting, they may vote in person if they so desire, even if they have previously mailed their proxy cards. The enclosed proxy card is being solicited by the Board. Each Proposal and the instructions for voting, in person or by proxy, are more fully described in the attached Proxy Statement.

By Order of the Board of Directors,

Gonzalo Menéndez Duque
Chairman of the Board of Directors

March 9, 2016

IT IS IMPORTANT THAT ALL SHAREHOLDERS BE REPRESENTED (IN PERSON OR BY PROXY) AT THE ANNUAL MEETING. PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY IN THE ENCLOSED ADDRESSED ENVELOPE, EVEN IF YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. CLASS E SHAREHOLDERS SHALL HAVE THE OPTION TO USE THE INTERNET, TELEPHONE OR MAIL TO VOTE THEIR PROXY IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THEIR PROXY CARDS.

SHAREHOLDERS WHO ATTEND THE ANNUAL MEETING IN PERSON MAY REVOKE THEIR PROXIES AND VOTE IN PERSON IF THEY SO DESIRE.

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BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

PROXY STATEMENT
FOR THE 2016 ANNUAL MEETING
OF SHAREHOLDERS

TO BE HELD ON APRIL 13, 2016

This Proxy Statement is being furnished to holders of shares of common stock of Banco Latinoamericano de Comercio Exterior, S.A. (hereinafter called the “Bank”) in connection with the solicitation by the Board of Directors of the Bank (the “Board”) of proxies to be used at the 2016 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Wednesday, April 13, 2016, at Hilton Panama Hotel, Balboa Avenue and Aquilino de la Guardia Street , Panama City, Republic of Panama, at 10:30 a.m. (Panama time), and at any postponements or adjournments thereof. Unless the context otherwise requires, all references to the Annual Meeting in this Proxy Statement will mean the Annual Meeting and any postponements or adjournments thereof.

The Annual Meeting has been called for the following purposes:

1)	to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015 (See Proposal 1);

2)	to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2016 (See Proposal 2);

3)	to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of the class E shares of the Bank’s common stock, each to serve a three-year term (See Proposal 3);

4)	to approve, on an advisory basis, the compensation of the Bank’s executive officers (See Proposal 4); and

5)	to transact such other business as may properly come before the Annual Meeting.

The Board recommends that all shareholders vote FOR each of Proposal 1 and Proposal 2. With respect to Proposal 3, the Board recommends that (i) all holders of the class E shares vote FOR Herminio A. Blanco, Maria da Graça França, and Ricardo M. Arango as directors to represent the holders of the class E shares. With respect to Proposal 4, the Board recommends that all shareholders vote FOR the approval, on an advisory basis, of the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement. This Proxy Statement is being mailed to shareholders entitled to vote at the Annual Meeting on or about March 9, 2016. If the enclosed proxy card is properly executed and returned to the Bank in time to be voted at the Annual Meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. Class E shareholders shall have the option to use the Internet, telephone or mail to vote their proxy in accordance with the instructions provided in their proxy cards. The presence of a shareholder at the Annual Meeting will not automatically revoke that shareholder’s proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by delivering to the Bank a duly executed proxy bearing a later date, by attending the Annual Meeting and voting in person, or by providing written notice of revocation to the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. Unless revoked or unless contrary instructions are given (either by vote in person or by subsequent proxy), if a proxy is duly signed, dated and returned, but has no indication of how the applicable shareholder wants to vote with respect to any of the proposals set forth in such proxy, then such proxy will be deemed to grant authorization to vote as follows: (1) FOR Proposal 1 to approve the Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015; (2) FOR Proposal 2 to ratify Deloitte as the Bank’s independent registered public accounting firm for the fiscal year ending December 31, 2016; (3) FOR Proposal 3 to grant proxy holders the discretion to vote, in accordance with their best judgment, to elect Herminio A. Blanco, Maria da Graça França and Ricardo M. Arango as directors to represent the holders of the class E shares of the Bank’s common stock; (4) FOR Proposal 4 to approve, on an advisory basis, the compensation of the Bank’s named executive officers as disclosed in “Compensation of Executive Officers and Directors” and the related narrative disclosure; and (5) in accordance with the best judgment of the proxy holders with respect to any other matters which may properly come before the Annual Meeting.

To reduce the expense of delivering duplicate proxy materials to our shareholders, we will be delivering only one set of proxy materials to multiple shareholders who share an address unless we receive contrary instructions from any shareholder at that address. This practice, known as “householding,” reduces duplicate mailings, saving printing and postage costs as well as natural resources. Each shareholder retains a separate right to vote on all matters presented at the Annual Meeting. If such a shareholder wishes to receive a separate set of proxy materials, the additional copy can be requested by contacting the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama. A separate set of proxy materials will be sent promptly following receipt of the request. If such shareholder wishes to receive a separate set of proxy materials in the future, the request may be made at the same address provided above.

Solicitation

The cost of soliciting proxies will be borne by the Bank. In addition to the solicitation of proxies by mail, the Bank, through its directors, officers and other employees, may solicit proxies in person or by telephone, fax or e-mail. The Bank will also request persons, firms and corporations holding shares in their names or in the names of nominees, which are beneficially owned by others, to send the proxy material to, and obtain proxies from, such beneficial owners, and will reimburse such holders for their reasonable expenses in doing so. The Bank may engage a proxy soliciting firm to assist in the solicitation of proxies. The cost of the services provided by such firm is not expected to exceed approximately $9,000, plus out-of-pocket expenses.

Voting

The Board of Directors established March 7, 2016 as our record date. Therefore, only shareholders of record of our common stock at the close of business on March 7, 2016 (the “Record Date”), may vote, either in person or by proxy, at the Annual Meeting. The shares of the Bank that entitle the holders of such shares to vote at the Annual Meeting consist of the class A shares, class B shares, and class E shares, with each share entitling its owner to one vote per share at meetings of the shareholders of the Bank, except with respect to the election of directors. For the election of directors, the votes of the holders of each class of shares of the Bank’s common stock will be counted separately as a class to elect the director(s) that represent such class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors, which means that the shareholders of each class have a number of votes equal to the number of shares of such class held by each shareholder, multiplied by the number of directors to be elected by such class. A shareholder can cast all of its votes in favor of one candidate, or distribute them among the directors to be elected, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

As of December 31, 2015, there were an aggregate of 38,968,906 shares of all classes of the Bank’s common stock issued and outstanding. Set forth below is the number of shares of each class of the Bank’s common stock issued and outstanding as of December 31, 2015:

Class of Shares	Number of Shares Outstanding as of December 31, 2015
Class A Common Shares	6,342,189
Class B Common Shares	2,474,470
Class E Common Shares	30,152,247
Class F Common Shares	0
Total Common Shares	38,968,906

As of December 31, 2015 the Bank was not directly or indirectly owned or controlled by another corporation or any foreign government, and no person was the registered owner of more than 4.9% of the total outstanding shares of voting capital stock of the Bank.

Outstanding Shares and Quorum

The following table sets forth information regarding the Bank’s shareholders that are the beneficial owners of 5% or more of any one class of the Bank’s voting stock, on December 31, 2015:

	As of December 31, 2015
	Number of Shares	% of Class	% of Total Common Stock
Class A Common Stock
Banco de la Nación Argentina (1) Bartolomé Mitre 326 CP 1036 AAF Buenos Aires, Argentina	1,045,348	16.5	2.7
Banco do Brasil (2) SBS Ed. Sede III CEP 70073-900 Brasilia, Brazil	974,551	15.4	2.5
Banco de Comercio Exterior de Colombia Edif. Centro de Comercio Internacional Calle 28 No. 13A-15 C.P. 110311 Bogotá, Colombia	488,547	7.7	1.3
Banco de la Nación (Perú) Ave. República de Panamá 3664 San Isidro, Lima, Perú	446,556	7.0	1.1
Banco Central del Paraguay Federación Rusa y Augusto Roa Bastos Asunción, Paraguay	434,658	6.9	1.1
Banco Central del Ecuador Ave. 10 de Agosto N11- 409 y Briceño Quito, Ecuador	431,217	6.8	1.1
Banco del Estado de Chile Ave. Libertador Bernardo O’Higgins No.1111 Santiago, Chile	323,413	5.1	0.8
Sub-total shares of Class A Common Stock	4,144,290	65.4	10.6
Total Shares of Class A Common Stock	6,342,189	100.0	16.3
	Number of Shares	% of Class	% of Total Common Stock
Class B Common Stock
Banco de la Provincia de Buenos Aires. San Martin 137 C1004AAC Buenos Aires, Argentina	884,461	35.7	2.3
Banco de la Nación Argentina Bartolomé Mitre 326 CP 1036AAF Buenos Aires, Argentina	295,945	12.0	0.8

	As of December 31, 2015
	Number of Shares	% of Class	% of Total Common Stock
The Korea Exchange Bank 181, Euljiro 2-ga Jun-gu, Seoul 100-793, Korea	147,173	5.9	0.4
Sub-total shares of Class B Common Stock	1,327,579	53.6	3.5
Total Shares of Class B Common Stock	2,474,470	100.0	6.3
	Number of Shares	% of Class	% of Total Common Stock
Class E Common Stock
First Trust Portfolios L.P. (3) 120 East Liberty Drive, Suite 400 Wheaton, Illinois 60187	1,918,769	6.4	4.9
LSV Asset Management (4) 155 N. Wacker Drive, Suite 4600 Chicago, Illinois 60606	1,582,093	5.2	4.1
Sub-total shares of Class E Common Stock	3,500,862	11.6	9.0
Total Shares of Class E Common Stock	30,152,247	100.0	77.4
	Number of Shares	% of Class	% of Total Common Stock
Class F Common Stock
Total Shares of Class F Common Stock	0	0.0	0.0
Total Shares of Common Stock	38,968,906		100.0

(1)	Does not include an aggregate of 29,061 Class E shares corresponding to former Directors’ entitlements under the 2008 Stock Incentive Plan, that were issued to their employer, Banco de la Nación Argentina.
(2)	Does not include an aggregate of 30,259 Class E shares corresponding to former Directors’ entitlements under the 2003 Restricted Stock Plan and the 2008 Stock Incentive Plan that were issued to their employer, Banco do Brasil.
(3)	Source: Schedule 13G/A (Amendment No. 1) filing with the U.S. Securities and Exchange Commission dated Februrary 1, 2016.
(4)	Source: Schedule 13G filing with the U.S. Securities and Exchange Commission dated February 12, 2016.

The presence (in person or by proxy) of the holders of at least one half (½) of the total issued and outstanding shares of all classes of the Bank’s common stock, plus one additional share of the Bank’s common stock, is necessary to constitute a quorum at the Annual Meeting. The presence (in person or by proxy) of the holders of at least one half (½) of the issued and outstanding shares of each class of the Bank’s common stock electing directors at the Annual Meeting, plus one additional share of each such class, is necessary to constitute a quorum at the Annual Meeting for the purpose of electing such directors. If a quorum is not present at the Annual Meeting on Wednesday, April 13, 2016, at 10:30 a.m. (Panama time), then a second meeting will be held at 10:30 a.m. (Panama time) on Thursday, April 14, 2016, at the same location, with the shareholders present (in person or by proxy) at such second meeting. At the second meeting, a quorum will be constituted by the shareholders present (in person or by proxy) at such meeting; and for the purpose of electing directors, a quorum will be constituted by the shareholders of each separate class of shares present (in person or by proxy) at such meeting.

PROPOSAL 1

TO APPROVE THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

The Bank’s audited consolidated financial statements for the fiscal year ended December 31, 2015 were prepared by the Bank in accordance with International Financial Reporting Standards (IFRS), completing the Bank’s transition from its prior accounting standards, U.S. Generally Accepted Accounting Principles (US-GAAP), and were audited by the Bank’s independent registered public accounting firm, Deloitte, which expressed an unqualified opinion, in accordance with International Standards on Auditing. The Bank has applied the provisions of IFRS 1 in presenting its financial results. At the Annual Meeting, the shareholders will vote to approve the Bank’s annual audited consolidated financial statements; however, the audited consolidated financial statements are not subject to change as a result of such vote. As has been customary at prior annual meetings of the Bank’s shareholders, officers of the Bank will be available to answer any questions that may be posed by shareholders of the Bank attending the Annual Meeting regarding the Bank’s consolidated financial results.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR
THE APPROVAL OF THE BANK’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015.

PROPOSAL 2

TO RATIFY DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016

The shareholders will vote to ratify Deloitte as independent registered public accounting firm for the fiscal year ending December 31, 2016, as auditors of the Bank, to report on the Bank’s consolidated financial statements and to perform such other appropriate accounting services as may be required. The Bank has been advised by Deloitte that neither that firm nor any of its affiliates has any relationship with the Bank or its subsidiaries, other than the relationship that typically exists between independent auditors and their clients. Deloitte will have representatives present at the Annual Meeting who will have an opportunity to make a statement, if they so desire, and who will be available to respond to questions that may be posed by shareholders of the Bank attending the Annual Meeting.

THE BOARD OF DIRECTORS AND THE AUDIT AND COMPLIANCE COMMITTEE OF THE BOARD, WHICH IS RESPONSIBLE FOR THE FINAL RECOMMENDATION OF THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF DELOITTE AS THE BANK’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2016.

PROPOSAL 3

ELECTION OF DIRECTORS

The Board consists of ten directors in accordance with the Bank’s Articles of Incorporation. Three directors are elected by the holders of the class A shares, five directors are elected by the holders of the class E shares, and two directors are elected by the holders of all classes of the Bank’s common stock. In the event the number of issued and outstanding class F shares is equal to or greater than 15% of the total issued and outstanding shares of all classes of the Bank’s common stock, the class F shareholders shall have the right to elect one director, and the total number of directors shall be increased from 10 to 11. As of the Record Date, there are no issued or outstanding class F shares.

Except for the Bank’s Chief Executive Officer, Mr. Rubens V. Amaral Jr., all current members of the Board are independent under the terms defined by applicable laws and regulations, including rules promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Section 303A of the New York Stock Exchange Listed Company Manual, and Rules No. 05-2011 and No. 05-2014 of the Superintendency of Banks of Panama. Information regarding the independence determination of directors is included on the Bank’s website at http://www.bladex.com/investors/corporate-governance.

Members of the Board are elected at annual meetings of shareholders of the Bank, and each director serves a term of three years. Directors can be re-elected multiple times. In the election of members of the Board representing a class of shares of the Bank’s common stock, the votes of the holders of such class of shares are counted separately as a class.

The holders of each class of common stock have cumulative voting rights with respect to the election of directors representing such class. This means that a shareholder of each class has the number of votes equal to the number of shares of such class held by the shareholder multiplied by the number of directors to be elected by such class, and the shareholder can cast all of the votes in favor of one candidate or distribute them among all of the directors to be elected, or among two or more of them, as the shareholder may decide. The candidates who receive the most favorable votes are elected as directors.

At the Annual Meeting, common shareholders will be asked to elect four directors (one director to represent the holders of the class A shares of the Bank’s common stock, and three directors to represent the holders of of the class E shares of the Bank’s common stock) to the Board, each to serve a three-year term. The votes of the holders of the class A shares and the holders of the class E shares will be counted separately as a class for the purpose of electing the director to represent the holders of the class A shares and the holders of the class E shares, respectively. Qualified candidates for the directorship representing the holders of the class A shares of the Bank´s common stock will be nominated at the Annual Meeting by the holders of such class A shares. The Board has nominated Herminio Blanco, Maria da Graça França and Ricardo M. Arango as directors to represent the holders of the class E shares of the Bank’s common stock.

One Director to be Nominated for Election to Represent Holders of Class A Shares

At the Annual Meeting the holders of the class A shares of the Bank´s common stock will have an opportunity to nominate qualified candidates for the election of one director to represent the holders of the class A shares of the Bank´s common stock.

Three Directors Nominated for Election to Represent Holders of Class E Shares

With the recommendation of the Bank’s Nomination and Compensation Committee, the Board has nominated Herminio A. Blanco, Maria da Graça França and Ricardo M. Arango for election as directors to represent the holders of the class E shares of the Bank’s common stock.

Herminio A. Blanco has served as a Director of the Board since 2004. Dr. Blanco is founder and president of IQOM, a consulting corporation and a daily analytical electronic newspaper specializing in international trade in Latin America. IQOM has been the chief advisor to the Mexican private sector during the negotiations of the TPP (Trans-Pacific Partnership Agreement). Dr. Blanco is a corporate advisor to some of the most important corporations in the world and is a member of the boards of CYDSA, Arcelor Mittal U.S.  and Mexico and FUNO, the largest REIT( real estate investment trust) in Mexico. He is a member of the International Advisory Committee of Mitsubishi Corporation and the Trilateral Commission. He was the Secretary of Trade and Industry of Mexico from 1994 to 2000 and Mexico’s Chief Negotiator of the North American Free Trade Agreement (NAFTA) from 1990 to 1993. He was also responsible for the negotiation of the free trade agreement with the European Union and the European Free Trade Area and various agreements with Latin American countries and with Israel. Dr. Blanco contributed to the launching of negotiations of the free trade agreement with Japan. He was Assistant Professor of Economics at Rice University, in Houston, Texas from 1980 to 1985. Dr. Blanco holds a B.A. in Economics from Instituto Tecnológico de Estudios Superiores de Monterrey and a Ph.D. in Economics from University of Chicago. Dr. Blanco’s extensive experience and background in foreign trade and finance, along with his academic and consulting skills, qualify him to serve on the Board.

Maria da Graça França has served as a Director of the Board since 2004. Ms. França served as Director of Internal Control of Banco do Brasil from 2006 to 2007. She also served in various other capacities during her tenure with Banco do Brasil, since 1971, as Head of North America and General Manager of Banco do Brasil, New York Branch from 2004 to 2005, Executive General Manager of the International Division in Brasilia, Brazil from 2002 to 2003, Regional Manager for the operations of the Bank in South America based in Argentina in 2002, General Manager of Banco do Brasil, Paris Branch from 1999 to 2002, Deputy General Manager of Banco do Brasil, Miami Branch from 1993 to 1999, General Manager of the department responsible for Banco do Brasil’s foreign network from 1992 to 1993, Deputy General Manager for foreign exchange from 1989 to 1992, Assistant Manager within the Risk Management Area from 1988 to 1989, Assistant Manager for foreign exchange internal controls from 1984 to 1987 and employee in the Foreign Exchange Department from 1971 to 1984. Ms. França holds a degree in Economics and Accounting from Universidad Federal de Uberlandia-Minais Gerais, Brazil. Ms. França’s experience managing operations and internal controls in international banking as well as her extensive tenure with Banco do Brasil, provide her unique insight, and qualify her to serve on the Board.

Ricardo M. Arango is a senior partner of Arias, Fábrega & Fábrega, in Panama. From 2004 to 2013 Mr. Arango held several management and leadership positions in the firm´s Management and Executive Committees, contributing to shape the organization into a leading Latin-American law firm, with offices in eight countries. Mr. Arango has served as a director and member of the Audit Committee of Banco General since 2012. He has also served as member of the board of directors of Corporación La Prensa and MHC Holdings since 2002. Mr. Arango served as Chairman of the Panama Stock Exchange from 2007 to 2011 and is currently a board member, a position that he will hold until April 2016. He has also served as Secretary of the Bank since 2002, a position that he will hold until the next Board meeting scheduled for April 12, 2016, before the Annual Meeting. From 2011 to 2015, Mr. Arango served as member of the managing partners committee of Lex Mundi, the largest network of independent law firms in the world. Mr. Arango is a member of the Latin American Business Council. Mr. Arango has acted as lead counsel in some of the most complex and largest financial transactions and acquisitions in Panama and Central America, including the initial public offering of several foreign companies listed on the NYSE. From 1998 to 1999, Mr. Arango headed the Presidential Commission that drafted Panama’s current securities act. Mr. Arango holds a Bachelor’s degree in Law and Political Science from the University of Panama, a Master of Laws degree from Harvard Law School, and a Master of Laws degree from Yale Law School. He was a Fulbright scholar from 1985 to 1987. He is admitted to practice law in New York and Panama. Mr. Arango´s strong knowledge of the regulatory frameworks where the bank operates; skills in managing legal, compliance, operational and credit risks of the banking industry; diversified perspective based on his combined legal-business acumen; in-depth understanding of the bank´s business and operations; and experience as board member in different companies, qualify him to serve on the Board.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE HOLDERS OF CLASS E SHARES VOTE FOR THE RE-ELECTION OF HERMINIO A. BLANCO AND MARIA DA GRAÇA FRANÇA AND THE ELECTION OF RICARDO M. ARANGO AS DIRECTORS OF THE BANK REPRESENTING THE CLASS E SHARES OF COMMON STOCK.

PROPOSAL 4

TO APPROVE, ON AN ADVISORY BASIS, THE COMPENSATION OF THE BANK’S EXECUTIVE OFFICERS

While we are not subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act’s (the “Dodd-Frank Act”) rules governing say on pay and say on frequency, an advisory vote on the frequency of stockholders votes on executive officers’ compensation was first conducted in connection with the 2011 Annual Meeting of Shareholders in conformity thereunder. The Board recommended, and the Bank’s shareholders agreed, that the advisory vote on executive compensation be held on an annual basis. Accordingly, the Bank is providing shareholders with an advisory vote on compensation programs for the Bank’s executive officers (sometimes referred to as “say on pay”). This vote is not intended to address any specific item of compensation, but rather the overall compensation of the Bank’s executive officers as described in this Proxy Statement.

This vote is nonbinding. The Board and the Nomination and Compensation Committee, which pursuant to its Charter is comprised solely of independent directors (see below), expects to take into account the outcome of the vote when considering future executive officers’ compensation decisions to the extent they can determine the cause or causes of any significant negative voting results.

As described in detail under “Compensation of Executive Officers and Directors,” included elsewhere in this Proxy Statement, the Bank’s compensation programs are designed to attract, motivate and retain highly qualified executive officers who are able to achieve corporate objectives and create stockholder value. Equity compensation in the form of stock options and restricted stock units that are subject to further time-based vesting is a significant component of executive compensation. We believe that our compensation programs, with their balance of short-term incentives (including cash bonus awards) and long-term incentives (including equity awards that vest between three and four years) reward sustained performance that is aligned with long-term shareholder interests. Shareholders are encouraged to read “Compensation of Executive Officers and Directors” and the related narrative disclosure included elsewhere in this Proxy Statement.

For the reasons outlined above, and further described and explained elsewhere in this Proxy Statement, we believe that our executive compensation program is well-designed, appropriately aligns executive pay with the Bank’s performance and incentivizes desirable behavior. Accordingly, we are asking you to endorse our executive officers’ compensation program by voting for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation of the Bank’s executive officers as disclosed in the “Compensation of Executive Officers and Directors” section in this Proxy Statement.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE FOREGOING RESOLUTION FOR THE REASONS OUTLINED ABOVE.

INFORMATION AS TO THE BOARD, COMMITTEES, NON-EXECUTIVE OFFICERS OF THE BOARD AND EXECUTIVE OFFICERS OF THE BANK

Information as to Directors

The following table sets forth certain information concerning the directors whose terms do not expire in 2016 and who will continue to serve as directors following the Annual Meeting, including information with respect to each person’s current position with the Bank and other institutions, class of shares to which such director pertains, country of citizenship, the year that each director’s term expires, and their age.

Name	Country of Citizenship	Position Held With the Bank	Year Term Expires	Age
CLASS A
Roland Holst
Director
Banco Central del Paraguay, Paraguay	Paraguay	Director	2017	46
Facundo Martínez Maino Director Banco de la Nación Argentina, Argentina	Argentina	Director	2017	44
CLASS E
Mario Covo
Founding Partner
DanaMar LLC, U.S.A.	U.S.A.	Director	2017	58
Miguel Heras
Executive Director
Inversiones Bahia, Ltd., Panama	Panama	Director	2018	47
ALL CLASSES
Gonzalo Menéndez Duque
Director
Banco de Chile, Chile	Chile	Director	2018	67
Rubens V. Amaral Jr
Chief Executive Officer
Banco Latinoamericano de Comercio Exterior, S.A., Panama	Brazil	Director	2018	56

Roland Holst has served as Director of the Board since 2014. Dr. Holst has served as Director of the Board of Banco Central del Paraguay since 2012. He was Head of Fixed Income Research at State Street Global Markets in Boston, MA from 2007 to 2011 and Quantitative Analyst at Starmine Corp. in San Francisco, CA from 2006 to 2007. He was Teaching Assistant of Econometrics, Public Finance, Finance, Program Evaluation, Macroeconomics and Labor Economics at the University of Chicago from 2003 to 2006. Dr. Holst worked at Garantia PFP, a pension fund, as Investment Manager from 1997 to 2001 and General Manager of Bolsa de Valores de Asunción, Paraguay from 1995 to 1997. He is the author of Social Security and Policy Risk: Evidence of its effects on welfare costs and savings published in 2007. Dr. Holst holds a Ph.D. in Public Policy and a Master in Economics from the University of Chicago. He also holds a Master in Economics from Universidad Católica de Asunción, Paraguay, degrees in Economics and Agronomy from Universidad Nacional de Asunción, Paraguay and a Financial Risk Manager (FRM) certification. Mr. Holst’s professional experience in the fields of finance and economics and his academic skills qualify him to serve on the Board.

Facundo Martínez Maino has served as Director of the Board since 2016 as he was designated to fill the vacancy created by the resignation of Esteban Alejandro Acerbo from Banco de la Nación Argentina. Mr. Martínez Maino has served as Director of Banco de la Nación Argentina since 2015. He was Chief Economist of MS Consultores, Buenos Aires, Argentina from 2000 to 2015 and Financial Analyst of the Centre for the Studies of Productivity of the Ministry of Industry, Commerce and Mining of the Republic of Argentina from 1997 to 1999. In 1996 he worked in the Secretariat of Planning of the Council of Ministers of the Republic of Argentina. Mr. Martínez Maino was a professor of Economics in the University of Buenos Aires from 1996 to 2003. Mr. Martinez Maino holds a Bachelor of Economics from the School of Economic Sciences of the National University of Rio Cuarto, Cordoba, Argentina and in 1997 pursued studies on economic development and trade in Taiwan on a scholarship granted by the International Cooperation and Development Fund. Mr. Martínez Maino´s professional experience in the field of economics and his academic skills qualify him to serve on the Board.

Mario Covo has served as a Director of the Board since 1999. Dr. Covo is the Founding Partner of DanaMar LLC in New York, a financial consulting corporation established in 2013. He was Founding Partner of Helios Advisors in 2003, Founding Partner of Finaccess International, Inc. in 2000 and of Columbus Advisors in 1995, in New York. Dr. Covo worked at Merrill Lynch from 1989 to 1995, where he was Head of Emerging Markets-Capital Markets. Prior to working for Merrill Lynch, Dr. Covo worked at Bankers Trust Company of New York from 1985 to 1989 as Vice President in the Latin American Merchant Banking Group, focusing on corporate finance and debt-for-equity swaps. Prior to that Dr. Covo was an International Economist for Chase Econometrics from 1984 to 1985, focusing primarily on Venezuela and Colombia. Dr. Covo holds a Ph.D. in Economics from Rice University and a B.A. with honors from Instituto Tecnológico Autónomo de Mexico. Dr. Covo’s extensive background and experience in the financial services industry, and his exposure to the markets where the Bank operates qualify him to serve on the Board.

Miguel Heras has served as a Director of the Board since 2015. Mr. Heras has served since 1999 as Executive Director and on the board of Inversiones Bahia, Ltd. in Panama, the largest investment group in Central America, focusing in the financial, infrastructure, real estate, and communications areas. He leads the private equity and venture capital efforts of the group. He also serves in various other boards throughout Latin America including Cable Onda since 2009, Sistemas de Generación S.A. (SIGSA) and the Biodiversity Museum since 2008, Televisora Nacional and Bahia Motors since 2007, Industrias Panama Boston since 1999. Mr. Heras has served as Director of Banco Continental de Panama from 2002 to 2007 and was also a member of its ALCO Committee. He was the negotiator for the acquisition of several banking institutions and in 2007 led the negotiation for the merger of Banco Continental with Banco General to create one of the largest banks in Central America. He was also a member of the board of directors of Amnet Telecommunications Holdings, the leading provider of pay TV and triple play services in Central America from 2005 to 2008, Tricom from 2009 to 2014, Vice Chairman of the board of Cable and Wireless (Panama) Inc. from 1997 to 1999 and a member of the board of the Panamanian Stock Exchange from 1999 to 2005. Mr. Heras was Minister of the Treasury of the Republic of Panama from 1996 to 1998 and President of the Council on Foreign Trade. He served as Vice Minister of the Treasury from 1994 to 1996. Mr. Heras holds a Bachelor Degree in Economics from the Wharton School of Commerce and Finance of the University of Pennsylvania. Mr. Heras’ professional expertise in economics, finance and private equity and his experience as a board member of different companies, qualify him to serve on the Board.

Gonzalo Menéndez Duque has served as a Director of the Board since 1990 and Chairman of the Board since 2002. Mr. Menéndez Duque is a senior director of the Luksic companies in Chile and serves as Director of the following Luksic group holding companies: Banco de Chile since 2001, Banchile Asesoria Financiera S.A. since 2006, Banchile Seguros de Vida S.A. since 2000, Andsberg Investment Ltd. and Andsberg Ltd. since 2007, Antofagasta Group since 1997, Antofagasta PLC since 1985, Holdings Quiñenco since 1996, Socofin S.A. since 2010, Compañía Sudamericana de Vapores S.A. since 2011 and Empresa Nacional de Energia Enex S.A. since 2013. In addition, he has served as President of Inversiones Vita S.A. and Director of Inversiones Vita Bis since 2000, a Luksic group companies. He also serves as Vice Chairman of Fundación Andrónico Luksic A. and Fundación Educacional Luksic since 2005 and Director of Inmobiliaria e Inversiones Rio Claro S.A. since 2013. Previously, Mr. Menéndez Duque served as Director and President of several companies related to Grupo Luksic since 1985, including the following: Banco de A. Edwards and related companies, Banco Santiago, Empresas Lucchetti, S.A., Banco O’Higgins, Banchile Corredores de Bolsa S.A. and Banchile Administradora General de Fondos. Mr. Menéndez Duque was previously the Chairman of the Board of Bladex from 1995 to 1997. Mr. Menéndez Duque holds a degree in Business Administration and Accounting with honors from Universidad de Chile. Mr. Menéndez Duque’s skills, leadership and managerial experience in large complex organizations in various extensively regulated industries, and his experience as a board member in different companies, qualify him to serve on the Board.

Rubens V. Amaral Jr. has served as a Director of the Board and Chief Executive Officer of the Bank since August 2012. Prior to his appointment as the Chief Executive Officer, Mr. Amaral was Executive Vice President, Chief Commercial Officer of the Bank, and the alternate to the Chief Executive Officer since April 2004. He previously served as General Manager and Managing Director for North America at Banco do Brasil, New York Branch, and a Director of the Board of Bladex from 2000 to 2004. Mr. Amaral served in various capacities with Banco do Brasil since 1975, holding the positions of Managing Director of the International Division and alternate member of the board of directors in 1998, among others. Mr. Amaral also served as a representative in banking supervision for the Central Bank of Brazil from 1982 to 1988, and in various roles at institutions in the banking industry, including Honorary President of the Global Network of Exim Banks and Development Finance Institutions (G-Nexid), Trustee of the Board of Trustees of the Institute of International Bankers - IIB, a member of the Advisory Board of the Center for Latin America Studies at the George Washington University, a member of the International Advisory Council at the Bankers Association for Finance and Trade - BAFT, and a Director of the Brazilian American Chamber of Commerce, in New York. He is a graduate in Economics, and he holds a special certification from the Association of Alumni of the Brazilian Superior School of War in Political and Economic Affairs. Mr. Amaral’s extensive knowledge of Bladex in different capacities, his expertise in the financial services industry, as well as his managerial experience and strong leadership skills qualify him to serve on the Board.

Information as to Non-Executive Officers of the Board (“Dignatarios”)

The following table sets forth the names, countries of citizenship and ages of the Board’s non-executive officers (“dignatarios”) and their current office or position with other institutions. Dignatarios are elected annually by the members of the Board. Dignatarios attend meetings of the Board, participate in discussions and offer advice and counsel to the Board, but do not have the power to vote (unless they also are directors of the Bank).

Name	Country of Citizenship	Position held by Dignatario with the Bank	Age
Gonzalo Menéndez Duque Director* Banco de Chile, Chile	Chile	Chairman of the Board	67
Maria da Graça França *	Brazil	Treasurer	67
Ricardo Manuel Arango Partner Arias, Fábrega & Fábrega	Panama	Secretary	55

(*)	Indicates individual is also a member of the Board.

Board Leadership Structure

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide an independent oversight of management.

The Bank currently separates the positions of Chief Executive Officer and Chairman of the Board. Rubens V. Amaral Jr. has served as Chief Executive Officer since August 1, 2012. Mr. Gonzalo Menéndez Duque qualifies as an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. Mr. Gonzalo Menéndez Duque has served as Chairman of the Board since 2002.

In compliance with the Sarbanes-Oxley Act, Section 303A of the New York Stock Exchange Listed Company Manual, the Rules of the Superintendency of Banks of Panama, and the Bank´s organizational documents and Committee Charters, a majority of the members of the Board of Directors, all members of the Audit and Compliance Committee and all members of the Nomination and Compensation Committee of the Bank are independent directors. Mr. Ricardo M. Arango, a nominee for director, is the non-executive Secretary of the Bank and will serve in that position until the next scheduled Board meeting on April 12, 2016, before the Annual Meeting. Mr. Arango has never received any direct compensation from the Bank, other than for serving as a non-executive Secretary and attending Board meetings, and he has never been an employee of the Bank. Mr. Arango is a senior partner of the law firm, Arias, Fábrega & Fábrega, which firm is one of the firms that provide legal services to the Bank. The firm provided legal services to the Bank before Mr. Arango joined the firm. When engaged for legal work, Arias, Fábrega & Fábrega is independently chosen by the Bank’s legal department on the basis of the directly relevant factors of experience, expertise, and efficiency at customary rates and in compliance with strict provisions and procedures of the Bank’s Code of Ethics and under the supervision of the Audit and Compliance Committee. Fees and expenses paid by the Bank to Arias, Fábrega & Fábrega for outside counsel work are not material neither to the firm nor to the Bank, and did not exceed the greater of one million dollars or 2% of the firm’s gross revenues in each of the past three years, and represented less than 0.1% of the Bank’s net interest and other income in each year and on average 0.06%. Mr. Arango’s equity participation in the firm is less than 10%. Although under Section 302A of the New York Stock Exchange Listed Company Manual, Mr. Arango would be considered an independent director, in compliance with the Sarbanes-Oxley Act and the Bank’s Committee Charters, Mr. Arango would not participate in either the Bank’s Audit and Compliance Committee or Nomination and Compensation Committee. The Board of Directors is comprised of a substantial majority of independent directors.

We believe that our current leadership structure promotes a balance between the authority of those who oversee our business and those who manage it on a day-to-day basis.

Meetings of the Board and Committees

During the fiscal year ended December 31, 2015, the Board held nine meetings. Directors attended an average of 95% of the total number of Board meetings held during the fiscal year ended December 31, 2015.

The committees of the Board are composed of directors and executive officers of the Bank. The following table sets forth the four committees, established by the Board, the number of director members of each committee, the total number of participants of each committee and the total number of meetings held by each committee during the fiscal year ended December 31, 2015:

Committee	Number of director members	Total number of participants	Total number of meetings held
Audit and Compliance Committee	3	5	6
Risk Policy and Assessment Committee	5	9	5
Finance and Business Committee (*)	5	7	6
Nomination and Compensation Committee	3	4	7

Audit and Compliance Committee

The Audit and Compliance Committee is a standing committee of the Board. According to its Charter, the Audit and Compliance Committee must be comprised of at least three directors. The current members of the Audit and Compliance Committee are Maria da Graça França, Gonzalo Menéndez Duque, and Herminio Blanco. Maria da Graça França is the Chairman of the Audit and Compliance Committee.

As established in the charter, the Board has determined that all members of the Audit and Compliance Committee are independent directors under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of NYSE Listed Company Manual, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. In addition, at least one of the members of the Audit and Compliance Committee is an “audit committee financial expert,” as defined by the SEC in Item 407 of Regulation S-K. The Audit and Compliance Committee’s financial expert is Gonzalo Menéndez Duque.

The purpose of the Audit and Compliance Committee is to provide assistance to the Board in fulfilling its oversight responsibilities regarding the processing of the Bank’s financial information, the integrity of the Bank’s financial statements, the Bank’s system of internal controls over financial reporting, the performance of both the internal audit and the independent registered public accounting firm, the Bank’s corporate governance, compliance with legal and regulatory requirements and the Bank’s Code of Ethics. The Audit and Compliance Committee meets with each of the internal and independent auditors and the Bank’s management to discuss the Bank’s audited consolidated financial statements and management’s discussion and analysis of financial condition and results of operations.

The Audit and Compliance Committee meets at least six times per year, as required by the Superintendency of Banks of Panama, or more often if the circumstances so require. During the fiscal year ended December 31, 2015, the committee met six times.

The Audit and Compliance Committee, in its capacity as a committee of the Board, is directly responsible for recommending to the shareholders the renewal or replacement of the Bank’s independent auditors at the Annual Shareholders’ Meeting, the compensation of the independent auditors (including the pre-approval of all audit and non-audit services) and oversight of the independent auditors, including the resolution of disagreements regarding financial reporting between the Bank’s management and the independent auditors. The Bank’s independent auditors are required to report directly to the committee.

The Charter of the Audit and Compliance Committee requires an annual self-evaluation of the committee’s performance.

The Audit and Compliance Committee pre-approved all audit and non-audit services of the Bank’s independent auditors in 2015.

The following table summarizes the fees paid or accrued by the Bank for audit and other services provided by Deloitte, the Bank’s independent registered public accounting firm, for each of the last two fiscal years:

	2015	2014
Audit Fees	$641,255	$592,085
Audit-Related Fees	343,431	311,335
Tax Fees	-	-
All Other Fees	-	-
Total	$984,686	$903,420

The following is a description of the type of services included within the categories listed above:

•	Audit fees include aggregate fees billed for professional services rendered by Deloitte for the audit of the Bank’s annual financial statements and services that are normally provided in connection with statutory and regulatory filings or engagements.
•	Audit–related fees include aggregate fees billed for assurance and related services by Deloitte that are reasonably related to the performance of the audit or review of the Bank’s financial statements and are not reported under the “Audit fees”. These services are associated with funding programs, as part of the normal course of business of the Bank.

The Audit and Compliance Committee’s Charter may be found on the Bank’s website at http://bladex.com/en/investors/committeess-board.

Risk Policy and Assessment Committee

The Risk Policy and Assessment Committee is a standing committee of the Board. The current members of the Risk Policy and Assessment Committee are Herminio Blanco (Chairman), Gonzalo Menéndez Duque, Mario Covo, William D. Hayes and Miguel Heras.

The Risk Policy and Assessment Committee is responsible for reviewing and recommending to the Board, for their approval, all policies related to the prudent enterprise risk management. The committee also reviews and assesses exposures to the risks facing the Bank’s business, within the risk levels the Bank is willing to take in accordance with its applicable policies, including the review and assessment of the quality and profile of the Bank’s credit facilities, the exposure to market risks and the analysis of operational risks, which take into account the legal risks associated with the Bank’s products.

The Risk Policy and Assessment Committee performs its duties through the review of reports received regularly from management and through its interactions with the Enterprise Risk Management area and other members of the Bank’s management. The Risk Policy and Assessment Committee meets at least four times per year. During the fiscal period ended December 31, 2015, the Risk Policy and Assessment Committee held five meetings.

The Risk Policy and Assessment Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committeess-board.

Finance and Business Committee

The Finance and Business Committee is a standing committee of the Board. The current members of the Finance and Business Committee are Mario Covo (Chairman), William D. Hayes, Miguel Heras, Roland Holst and João Carlos de Nóbrega Pecego.

The Finance and Business Committee meets at least five times per year. During the fiscal year ended December 31, 2015, the committee held six meetings. The fundamental role of the Finance and Business Committee is to review and analyze all issues related to the development and execution of the Bank’s business and its financial management including, among others, capital management, portfolio management (assets and liabilities), liquidity management, gap and funding management, tax related matters and, the financial performance of the Bank in general.

The Finance and Business Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committeess-board.

Nomination and Compensation Committee

The Nomination and Compensation Committee is a standing committee of the Board. The Charter of the Nomination and Compensation Committee requires that all members of the Committee be independent directors. No member of the Nomination and Compensation Committee can be an employee of the Bank. The Board has determined that all members of the Nomination and Compensation Committee are independent under the terms defined by applicable laws and regulations, including rules promulgated by the SEC under the Sarbanes-Oxley Act, Section 303A of the Manual for Companies listed on the NYSE, and Rules No. 05-2011 and 05-2014 of the Superintendency of Banks of Panama. The current members of the Nomination and Compensation Committee are João Carlos de Nóbrega Pecego (Chairman), Maria da Graça França and Roland Holst.

The Nomination and Compensation Committee meets at least five times per year. During the fiscal year ended December 31, 2015, the Nomination and Compensation Committee held seven meetings.

The Nomination and Compensation Committee’s primary responsibilities are to assist the Board by identifying candidates to become Board members and recommending nominees for the annual meetings of shareholders; by making recommendations to the Board concerning candidates for Chief Executive Officer and counseling on succession planning for executive officers; by recommending compensation for Board members and committee members, including cash and equity compensation; by recommending compensation policies for executive officers and employees of the Bank, including cash and equity compensation, policies for senior management and employee benefit programs and plans; by reviewing and recommending changes to the Bank’s Code of Ethics; and by advising executive officers on issues related to the Bank’s personnel.

The Nomination and Compensation Committee will consider qualified director candidates recommended by shareholders. All director candidates will be evaluated in the same manner regardless of how they are recommended, including recommendations by shareholders. For the current director nominees, the committee considers candidate qualifications and other factors, including, but not limited to, diversity in background and experience, industry knowledge, educational level and the needs of the Bank. Shareholders can mail any recommendations and an explanation of the qualifications of the candidates to the Secretary of the Bank at Torre V, Business Park, P.O. Box 0819-08730, Panama City, Republic of Panama.

Although the Bank does not have a formal policy or specific guidelines for the consideration of diversity by the Nomination and Compensation Committee in identifying nominees for director, diversity is one of the factors the Nomination and Compensation Committee considers. The Nomination and Compensation Committee generally views and values diversity from the perspective of professional and life experiences, and recognizes that diversity in professional and life experiences may include considerations of gender, race, national origin or other characteristics, in identifying individuals who possess the qualifications that the Committee believes are important to be represented on the Board. The current composition of the Bank’s Board of Directors, where out of a total of ten members, six different nationalities are represented, reflects the importance given to diversity by the Nomination and Compensation Committee.

The Charter of the Nomination and Compensation Committee requires an annual self-evaluation of the committee’s performance.

The Nomination and Compensation Committee Charter may be found on the Bank’s website at http://bladex.com/en/investors/committeess-board.

Mr. Rubens V. Amaral Jr. is the only executive officer who serves as a member of the Board. None of the Bank’s executive officers serve as a director or a member of the Nomination and Compensation Committee, or any other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of the Board or the Nomination and Compensation Committee. None of the members of the Nomination and Compensation Committee has ever been an employee of the Bank.

Executive Officers

Set forth below is information regarding the executive officers of the Bank.

Name	Position Held with The Bank	Country of Citizenship	Age
Rubens V. Amaral Jr.	Chief Executive Officer	Brazil	56
Ulysses Marciano Jr.	Executive Vice President Chief Commercial Officer	Brazil	47
Daniel Otero	Executive Vice President Chief Risk Officer	Argentina	46
Miguel Moreno	Executive Vice President Chief Operating Officer	Colombia	62
Christopher Schech	Executive Vice President Chief Financial Officer	Germany	50
Gustavo Díaz	Executive Vice President, Chief Audit Officer	Colombia	53

Rubens V. Amaral Jr. A summary of Mr. Amaral Jr.’s experience is set forth above under “Information as to the Board, Committees, Non-Executive Officers of the Board and Executive Officers of the Bank.”

Ulysses Marciano Jr. has served as Executive Vice President, Chief Commercial Officer of the Bank since May 2012. Mr. Marciano previously served as Director of Corporate Banking & Governments of the Bank from 2008 to 2011. Prior to his reincorporation to Bladex, he was Executive Director of Corporate Banking of BBVA Representative Office, São Paulo, Brazil. He has served in various capacities with Banco Santander Brasil S/A since 2003, holding the positions of Senior Banker – Corporate & Investment Banking from 2006 to 2008, Senior Relationship Manager – Corporate & Investment Banking Group from 2004 to 2006. Mr. Marciano has an MBA degree from Instituto Brasileiro de Mercado de Capitais - IBMEC, a Post Graduate in Business Administration from Escola de Administração de Empresas da Fundação Getulio Vargas - FGV, and a B.S. degree in Economics from Oswaldo Cruz – São Paulo.

Daniel Otero has served as Executive Vice President, Chief Risk Officer of the Bank since August 2012. Mr. Otero has over 23 years of international financial experience. Prior to joining the Bank, he was Chief Risk Officer of Centro Financiero BHD, Santo Domingo, Dominican Republic from 2006 to 2012. Prior to that, he has served in various capacities with PricewaterhouseCoopers Buenos Aires, PricewaterhouseCoopers Santiago de Chile, and PricewaterhouseCoopers London since 1990. Mr. Otero is founder director of the Global Association of Risk Professionals and the Professional Risk Managers International Association, both in Argentina. He is a Certified Public Accountant from Universidad de Buenos Aires, Argentina.

Miguel Moreno has served as Executive Vice President, Chief Operating Officer of the Bank since July 2007. He previously served as Senior Vice President and Controller of the Bank since September 2001. He was a Management Consulting Partner for PricewaterhouseCoopers LLP, Bogotá, Colombia, from 1988 to 2001, and served as Vice President of Information Technology and Operations for Banco de Crédito, Bogotá, Colombia, from 1987 to 1988. Mr. Moreno served as Chief Executive Officer of TM Ingeniería, Bogotá, Colombia, from 1983 to 1987, and as Head of Industrial Engineering Department, Universidad de Los Andes, Colombia, from 1982 to 1984. Mr. Moreno was employed by SENA, Colombia, as Chief of the Organization and Systems Office, from 1977 to 1981, and served as Advisor to the Minister for the Finance and Public Credit Ministry of Colombia, from 1976 to 1977. Mr. Moreno holds a B.S. degree and a M.S. degree in Industrial Engineering, both from Universidad de Los Andes, in Colombia.

Christopher Schech has served as Executive Vice President, Chief Financial Officer of the Bank since 2012, and as Senior Vice President and Chief Financial Officer of the Bank since September 2009. Previously, Mr. Schech served as Chief Financial Officer in the Region International division at Volvo Financial Services, part of AB Volvo Group based in Gothenburg, Sweden, covering operations in Latin America, Eastern Europe, Asia and Australia. Prior to that, Mr. Schech served in various capacities in Audit, Finance, and Business Development at General Electric Company (GE), from 1996 to 2008. Mr. Schech’s background also includes serving in various positions in the Financial Services Audit Division at Coopers & Lybrand Deutsche Revision in Frankfurt, Germany, from 1990 to 1996. Mr. Schech is a certified Public Tax Advisor, and holds a M.S. degree in Economic Studies from the University of Konstanz, Germany.

Gustavo Díaz has served as Executive Vice President, Chief Audit Officer of the Bank since February 2014. He previously served as Senior Vice President and Controller of the Bank since September 2009. Prior to joining the Bank, he served as Chief Audit Executive for Central American Bank for Economic Integration (CABEI) in Honduras covering operations in Central America, from 2000 to 2009. Prior to that, he served as Director of Internal Audit and Chief Compliance Officer for Corporación Financiera del Valle (Corfivalle) in Colombia, from 1994 to 2000. Mr. Díaz served in various capacities with KPMG Colombia and KPMG Chile, from 1985 to 1994 specializing in the financial industry. Mr. Díaz has an MBA and a M.S. degree in Professional Management, both from the University of Miami, a Postgraduate in Finance with a specialization in International Business from Universidad ICESI, Colombia, and B.S. degree in Accounting from Universidad Jorge Tadeo Lozano, Colombia. Mr. Díaz has CIA, CFSA, and CCSA certifications, granted by The Institute of Internal Auditors (IIA), and AML/CA certification granted by Florida International Bankers Association (FIBA) and Florida International University (FIU).

Compensation of Executive Officers and Directors

The Nomination and Compensation Committee has reviewed and discussed this “Compensation of Executive Officers and Directors” section with the Bank’s management, and based on this review and discussion, the Nomination and Compensation Committee has recommended to the Board that the following “Compensation of Executive Officers and Directors” discussion be included in the Bank’s Proxy Statement for 2016.

Compensation Consultant

The Nomination and Compensation Committee has authority to retain compensation consulting firms to assist it in the evaluation of executive officer and employee compensation and benefit programs. During 2015, the Bank retained the services of McLagan, an international management consulting firm, to provide advice in connection with the compensation of the Bank´s executive officers and other employees. The advice was limited to statistical data regarding compensation, including trends and best practices in the industry. McLagan did not provide separate additional services for management. No conflict of interest exists that would prevent McLagan from independently representing the Nomination and Compensation Committee.

Executive Officers Compensation

Annually, in order to incentivize the alignment and collaboration of all areas of the Bank, the Bank pays to its executive officers variable compensation, based on the extent to which each officer meets certain individual and corporate objectives which are defined by the Board of Directors. This variable compensation is paid in both cash and in stock options and/or restricted stock units.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2015, to the executive officers employed in the Bank’s Corporate Headquarters for their services was $2,779,391. During the fiscal year ended December 31, 2015, the Bank accrued, and paid on February 26, 2016, performance-based bonuses to the Bank’s executive officers in the aggregate amount of $980,000.

In February 2008, the Board approved the 2008 Stock Incentive Plan (as amended, the “2008 Plan”), which allows the Bank, from time to time, to grant restricted shares, restricted stock units, stock options and/or other stock-based awards to the directors, executive officers and non-executive employees of the Bank.

On February 10, 2015, the Bank granted to current executive officers 63,244 restricted stock units and 233,418 stock options. These stock options have an exercise price of $29.25 and an expiration date of February 10, 2022. The restricted stock units vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. The options vest 25% of the amount granted per year, measured from the award date, on each anniversary of the award date. As of December 31, 2015, the compensation cost charged against the Bank’s 2015 income in connection with these restricted stock units and stock options was $888,670. The total remaining compensation cost of $911,330 will be charged over a period of 3.1 years.

The Bank sponsors a defined contribution plan for its expatriate officers. The Bank’s contributions are determined as a percentage of the eligible officer’s annual salary, with each officer contributing an additional amount withheld from his salary. All contributions are administered by a trust through an independent third party. During 2015, the Bank charged to salaries expense $169,081 with respect to the contribution plan. As of December 31, 2015, the total amount set aside or accrued by the Bank under this plan amounted to $245,784.

2015 Chief Executive Officer Compensation

The 2015 compensation of the Bank's Chief Executive Officer included an annual base salary of $350,000, a performance-based cash bonus of $431,270, a performance-based restricted stock units grant with a value of $710,000, an aggregate of $14,000 from the Bank to the Chief Executive Officer’s contribution plan, and limited perquisites and other benefits amounting to $14,155. In addition, the Chief Executive Officer has a contractual severance payment of $350,000 in the event of his termination without cause.

Results of the 2015 Advisory Vote on Compensation of Executive Officers

At the Company’s annual meeting of shareholders held on April 16, 2015, our shareholders were asked to approve, on an advisory basis, the Bank's fiscal 2014 executive officers’ compensation programs (commonly referred to as “say on pay” proposal). A substantial majority (93.36%) of the votes cast on the say on pay proposal at that meeting were voted in favor of the proposal. The Nomination and Compensation Committee believes that these results affirm our shareholders’ support for the Bank’s approach to executive compensation, and therefore did not change its approach in 2015. The Nomination and Compensation Committee will continue working to ensure that the design of the Bank’s executive officers’ compensation program is focused on long-term shareholder value creation and emphasizes pay for performance.

Compensation and Risk

The Bank reviews and monitors the extent to which compensation practices and programs for senior executives and employees whose activities, individually or as a group, may create incentives for excessive risk taking.

In light of the actions referred to above, the Bank and the Board have not identified any risks arising from the Bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Bank. Furthermore, certain aspects of the Bank’s executive compensation programs, such as the combination of performance-based short-term cash bonuses and performance-based long-term equity awards, reduce the likelihood of excessive risk-taking, and instead create incentives for senior executives to work for long-term growth of the Bank.

Board of Directors Compensation

Each non-employee director of the Bank receives an annual cash retainer of $85,000 for his or her services as a director and the Chairman of the Board receives an annual cash retainer in the amount of $135,000.

The Chairman of the Audit and Compliance Committee receives an additional annual retainer of $8,500 and the Chairmen of the Nomination and Compensation Committee, Risk Policy and Assessment Committee, and Finance and Business Committee, each receives an additional annual retainer of $5,000. The non-Chairman members of the Audit and Compliance Committee receive an additional annual retainer of $3,000.

The aggregate amount of cash compensation paid by the Bank during the year ended December 31, 2015 to the directors of the Bank as a group for their services as directors was $948,725.

As approved by the Board of Directors on December 9, 2014, each non-employee director of the Bank receives an annual equity compensation of 6,000 restricted shares and the Chairman of the Board receives an annual equity compensation of 9,000 restricted shares, granted once a year under the 2008 Plan.

The aggregate number of restricted shares awarded during the year ended December 31, 2015, to non-employee directors of the Bank as a group under the 2008 Plan was 57,000 class E shares.  These restricted shares vest 35% on the first and second anniversary of the award date, and 30% on the third anniversary of the award date. As of December 31, 2015, the total cost for these restricted shares amounted to $1,925,460 of which $852,170 was registered during 2015, and the remaining compensation cost of $1,073,290 for these restricted shares will be charged against income over a period of 2.3 years.

Beneficial Ownership

As of December 31, 2015, the Bank’s executive officers and directors as a group, beneficially owned an aggregate of 483,886 class E shares, representing approximately 1.6% (based on 30,152,247 class E shares outstanding as of December 31, 2015) of all issued and outstanding class E shares as of such date. “Beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 31, 2015 through the exercise of any option or through the vesting of any restricted stock or restricted stock units. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days, or that constitute restricted stock or restricted stock units that will vest within 60 days, are deemed outstanding for computing the beneficial ownership percentage of the person holding such options, restricted stock or restricted stock units, but are not deemed outstanding for computing the ownership percentage of any other person.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including stock options and restricted stock units and holdings of unvested stock options and unvested restricted stock units by the Bank’s executive officers as of December 31, 2015. Except where noted, all holders listed below have sole voting power and investment power over the shares beneficially owned by them. Unless otherwise noted, the address of each person listed below is c/o Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, Panama, Republic of Panama.

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2015 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2015 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Rubens V. Amaral Jr. Chief Executive Officer	97,000	162,080	259,080	*	257,838	24,982
Ulysses Marciano Jr. Executive Vice President Chief Commercial Officer	0	13,863	13,863	*	0	30,146
Miguel Moreno Executive Vice President Chief Operating Officer	5,650	22,549	28,199	*	26,178	14,086
Daniel Otero Executive Vice President Chief Risk Officer	0	4,377	4,377	*	0	9,763

Name and Position of Executive Officer	Number of Shares Owned as of Dec. 31, 2015 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2015 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Stock Options (3)	Unvested Restricted Stock Units (2008 Stock Incentive Plan) (4)
Christopher Schech Executive Vice President Chief Financial Officer	680	27,523	28,203	*	54,414	10,827
Gustavo Díaz Executive Vice President Chief Audit Officer	2,000	4,083	6,083	*	0	6,620
Total	105,330	234,475	339,805		338,430	96,424

* Less than one percent of the outstanding class E shares.

(1)	Includes shares purchased by the executive and restricted stock units vested and transferred to the executive as of such date.

(2)	Includes vested traditional stock options, as well as options, restricted stock units that will vest within 60 days of December 31, 2015.

(3)	Includes 180,443 and 157,987 stock options granted to executives officers on February 10, 2015 and February 11, 2014, respectively, under the 2008 Plan. The exercise price and expiration date of these stock options are as follows: Grant of February 10, 2015, exercise price of $29.25 and expiration date of February 10, 2022, grant of February 11, 2014, exercise price of $25.15 and expiration date of February 11, 2021. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2015, is not deemed to be beneficially owned by the individuals listed in the table.

(4)	Includes 49,860, 23,873 and 22,691 unvested restricted stock units granted to executive officers on February 10, 2015, February 11, 2014 and February 5, 2013, respectively, under the 2008 Plan; these restricted stock units vest 25% each year on the relevant grant date’s anniversary. Any unvested portion of the grants referenced above that will not vest within 60 days of December 31, 2015, is not deemed to be beneficially owned by the individuals listed in the table.

The following table sets forth information regarding beneficial ownership of the Bank’s class E shares, including restricted shares and stock options and holdings of unvested restricted shares and unvested stock options by members of the Bank’s Board, as of December 31, 2015:

Name of Director	Number of Shares Owned as of Dec. 31, 2015 (1)	Number of Shares that may be acquired within 60 days of Dec. 31, 2015 (2)	Total Number of Shares Beneficially Owned	Percent of Class Beneficially Owned	Restricted Shares (3)
Facundo Martínez Maino (4)	0	0	0	0	0
João Carlos de Nóbrega Pecego (5)	0	0	0	*	0
Roland Holst	1,650	0	1,650	*	7,950
Mario Covo	25,972	0	25,972	*	10,155
Herminio Blanco	55,627	0	55,627	*	10,155
Maria da Graça França	18,247	0	18,247	*	10,155
William D. Hayes	6,434	0	6,434	*	10,155
Miguel Heras	0		0		6,000
Gonzalo Menéndez Duque	36,151	0	36,151	*	15,230
Total	144,081	0	144,081		69,800

* Less than one percent of the outstanding class E shares.

(1)	Includes class E shares purchased by the director or restricted shares vested and transferred to the director pursuant to the 2003 Restricted Stock Plan and the 2008 Plan as of such date.
(2)	Includes vested / unexercised traditional stock options.
(3)	Includes unvested restricted class E shares granted under the Bank’s 2008 Plan. An aggregate amount of 57,000 restricted shares were granted to directors on April 16, 2015; these restricted shares vest 35% in the first and second year and 30% in the third year on the relevant grant date’s anniversary.
(4)	17,767 class E shares corresponding to Mr. Esteban Alejandro Acerbo who was replaced by Mr. Martínez Maino's. Entitlements to both individuals, under the 2008 Plan have been issued to Banco de la Nación Argentina.
(5)	17,767 class E shares corresponding to Mr. Pecego's entitlement under the 2008 Plan have been issued Banco do Brasil.

For additional information regarding stock options granted to executive officers and directors, see Note 15 “Cash and stock-based compensation plans” to the audited consolidated financial statements of the Bank for the fiscal year ended December 31, 2015.

Stock Ownership Policy for Directors and Executive Officers

Since October 2013, the Board of Directors has adopted share ownership guidelines for directors and executive officers. This policy enables the Bank to meet its objective of aligning directors’ and executives’ interests with those of the shareholders.

Under these guidelines each director, within three years of joining the Board, is required to accumulate 9,000 shares (13,500 for the Chairman of the Board), and to maintain at least this ownership level while serving as a member of the Board. Presently, all Board members are in compliance with the guidelines as they apply to them.

The Chief Executive Officer is required to own shares of the Bank’s common stock worth at least two and a half times his annual base salary. Other executive officers are required to own stock equal to one time their annual base salary. These executive officers have up to seven years to comply with this share ownership requirement, measured from the later of the date of adoption of these guidelines or the date that they became subject to the guidelines. All executive officers named in the Beneficial Ownership table in this Proxy Statement are in compliance with the guidelines as they apply to them.

The following elements are included in determining the director’s and executive’s share ownership for purposes of these guidelines: shares owned individually and by minor dependents or spouses; unvested restricted shares and restricted stock units, and vested or unvested stock options.

Corporate Governance Practices

The Board has decided not to establish a corporate governance committee. Given the importance that corporate governance has for the Bank, the Board decided to address all matters related to corporate governance at the Board level. Further, the Audit and Compliance Committee is responsible for promoting continued improvement in the Bank’s corporate governance and verifying compliance with all applicable policies.

The Bank has included the information regarding its corporate governance practices necessary to comply with Section 303A of the NYSE’s Listed Company Manual/Corporate Governance Rules on its website at http://www.bladex.com.

Shareholders, employees of the Bank, and other interested parties may communicate directly with the Board by corresponding to the address below:

Board of Directors of Banco Latinoamericano de Comercio Exterior, S.A.
c/o Mr. Gonzalo Menéndez Duque

Director and Chairman of the Board of Directors
Torre V, Business Park

Avenida La Rotonda, Urb. Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

In addition, the Bank has selected EthicsPoint, an on-line reporting system, to provide shareholders, employees of the Bank, and other interested parties with an alternative channel to report anonymously, any actual or possible violations of the Bank’s Code of Ethics, as well as other work-related situations or irregular or suspicious transactions, accounting matters, internal audit or accounting controls. In order to file a report, a link is provided on the Bank’s website at http://www.bladex.com.

Transactions with Related Persons

Certain directors of the Bank are also directors and executive officers of banks and/or other companies located in Latin America, the Caribbean and elsewhere. Some of these banks and/or other companies own shares of the Bank’s common stock and have entered into loan transactions with the Bank in the ordinary course of business. The terms and conditions of the loan transactions, including interest rates and collateral requirements, are substantially the same as the terms and conditions of comparable loan transactions entered into with other persons under similar market conditions. As a matter of policy, directors of the Bank do not participate in the approval process for credit facilities extended to institutions in which they are executive officers or directors, nor do they participate with respect to decisions regarding country exposure limits in countries in which the institutions are domiciled.

Code of Ethics

Our Code of Ethics regulates related party transactions and applies to all directors, officers and employees. Any transaction entered into with a related party must be assessed in the first instance by the Bank’s Legal Department to assess whether such transaction complies with the laws and regulations enacted by the Government of the Republic of Panama, the Securities and Exchange Commission of the United States or any other laws and regulations applicable to the Bank. The Code of Ethics requires that each individual deal fairly, honestly and constructively with governmental and regulatory bodies, customers, and suppliers and it prohibits any individual’s taking unfair advantage through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. Further, it imposes an express duty to act in the best interests of the Bank.

All members of the Bank are required to avoid any situation that might cause a conflict of interest among the Bank, its clients, shareholders, directors, suppliers and employees. Each member of the Bank is required to notify, through the use of EthicsPoint, regarding any conflict of interest as provided under the Code of Ethics.

The Code of Ethics also imposes additional requirements with respect to the Chief Executive Officer, the Chief Financial Officer and the Senior Vice President - Accountant, including an obligation to adhere to high ethical business standards and to be sensitive about situations that could result in actual or apparent conflicts of interest. Any violation of the Code of Ethics constitutes grounds for disciplinary actions, including dismissal and possible legal action. In situations involving one of the above mentioned executives, where the appearance or the potential of a conflict of interest is involved, but where the executive does not believe that a significant conflict of interest exists, the executive is required to obtain approval from the Audit and Compliance Committee before getting involved in that situation.

The Code of Ethics also prohibits directors, officers and employees from competing with the Bank, using the Bank’s information, or such employee’s position, for personal gain, and taking corporate opportunities for personal gain.

The Code of Ethics also prohibits directors, officers, and employees to buy or sell the Bank’ shares or securities, based on confidential or privileged information of material importance to the Bank and its businesses.

The Code of Ethics is posted on the Investors / Corporate Governance section of the Bank’s website at http://www.bladex.com; you may also request a printed copy free of charge by sending a written request to our Corporate Secretary at the address listed on the cover of this Proxy Statement.

Audit and Compliance Committee Report

The Audit and Compliance Committee is currently composed of three members of the Board, each of whom is independent of the Bank and its management, based upon the standard adopted by the Board, which incorporates the independence requirements under applicable laws, rules and regulations. The members of the Audit and Compliance Committee have maintained independence through the year 2015. The Board has adopted, and annually reviews, the Audit Committee Charter. The Audit Committee Charter specifies the scope of the Audit Committee’s responsibilities and how it carries out those responsibilities.

The Audit and Compliance Committee has evaluated and discussed the Bank’s December 31, 2015 audited consolidated financial statements, along with management’s assessment of the effectiveness of the internal control over financial reporting. The Bank’s management has presented to the Audit and Compliance Committee that the Bank’s consolidated financial statements were prepared in accordance with International Financial Reporting Standards. Also, the Audit and Compliance Committee met with the independent registered public accounting firm and has discussed the results of the audit performed an evaluation of the internal control over financial reporting. The Audit and Compliance Committee also has discussed with Deloitte the matters that independent registered public accounting firms must communicate to audit committees under Public Company Accounting Oversight Board (“PCAOB”) rules.

The Audit and Compliance Committee also has received from Deloitte the written disclosures and the letter required by the PCAOB’s Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, and has discussed with Deloitte the independence of Deloitte from the Bank. The Audit Committee also has considered whether the provision of non-audit services to the Corporation is compatible with Deloitte’s independence.

Based on the review and discussions referred to above, the Audit and Compliance Committee recommended to the Board that the December 31, 2015 audited consolidated financial statements be included in the Bank’s Annual Report on Form 20-F for the year ended December 31, 2015.

Respectfully submitted,

Audit and Compliance Committee

Maria da Graça França, Chairman
Gonzalo Menéndez Duque, Director
Herminio Blanco, Director

Shareholders Proposals for 2017 Annual Meeting

Any proposals that a shareholder wishes to have included in the Bank’s Proxy Statement for the 2017 annual meeting of shareholders, including, without limitation, any nomination of a director who the shareholder is entitled to elect, must be received by the Secretary of the Bank at Torre V, Business Park, Avenida La Rotonda, Urb. Costa del Este, P.O. Box 0819-08730, Panama City, Republic of Panama, no later than January 13, 2017. In the event the proposal includes a nomination for a directorship, it must include material background information relating to the nominee to allow the Nomination and Compensation Committee to evaluate the nominee.

Other Matters

If any other matters should properly come before the Annual Meeting, proxies solicited hereby will be voted with respect to such other matters in accordance with the best judgment of the persons voting the proxies.

By Order of the Board of Directors,

Gonzalo Menéndez Duque
Chairman of the Board of Directors

March 9, 2016

Bladex

IMPORTANT ANNUAL MEETING INFORMATION

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

## Annual Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

### A Proposals — The Board of Directors recommends a vote FOR the nominees listed and FOR Proposals 1, 2 and 4.

3. Election of Directors:

**3.a FOR HOLDERS OF CLASS E SHARES:**

ELECTION OF THREE DIRECTORS

| | For | Withhold |
|---|---|---|
| 01 - Herminio A. Blanco | ☐ | ☐ |
| 02 - Maria da Graça França | ☐ | ☐ |
| 03 - Ricardo M. Arango | ☐ | ☐ |

### B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

| Date (mm/dd/yyyy) — Please print date below. | Signature 1 — Please keep signature within the box. | Signature 2 — Please keep signature within the box. |
|---|---|---|
| / / | | |

1 U P X 2 7 2 7 0 0 2